Eurasian Minerals Inc.

MANAGEMENT INFORMATION CIRCULAR

(As at March 30, 2016 (the “Record Date”) and in Canadian dollars, except where indicated)

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Management Information Circular (“Circular”) is provided in connection with the solicitation by the management of Eurasian Minerals Inc. (the “Corporation”) of proxies (“Proxies”) from registered shareholders and voting instruction forms (“VIFs”) from the beneficial shareholders (“Shareholders”) of common shares of the Corporation (“Common Shares”) in respect of the annual general meeting of Shareholders (the “Meeting”) to be held at the time and place and for the purposes set out in the notice of meeting (the “Notice of Meeting”).

Although it is expected that the solicitation of Proxies and VIFs will be primarily by mail, Proxies and VIFs may also be solicited personally or by telephone, facsimile or other solicitation services. The costs of the solicitation of Proxies and VIFs will be borne by the Corporation.

The Corporation has given notice of the Meeting in accordance with the “Notice and Access” procedures of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian securities administrators (“NI 54-101”). In accordance with NI 54-101, the Corporation has sent the Notice of Meeting and the Proxy or VIF, but not this Circular, directly to its registered Shareholders. Instead of mailing this Circular to Shareholders, the Corporation has posted the Circular on its website pursuant to the “Notice and Access” procedures of NI 54-101. Shareholders may request a paper copy of this Circular be sent to them by contacting the Corporation as set out under “Additional Information” at the end of this Circular.

Pursuant to NI 54-101, arrangements have been made with brokerage houses and clearing agencies, custodians, nominees, fiduciaries, banks, trust companies, trustees and their agents, nominees and other intermediaries (“Intermediaries”) to forward the Notice of Meeting and a VIF to the unregistered (beneficial) owners of the Common Shares held of record by Intermediaries that have consented to allow their addresses to be provided to the Corporation (“NOBOs”). The Corporation may reimburse the Intermediaries for reasonable fees and disbursements incurred by them in doing so.

The Corporation does not intend to pay Intermediaries to forward the Notice of Meeting and VIF to those beneficial Shareholders that have refused to allow their address to be provided to the Corporation (“OBOs”). Accordingly, OBOs will not receive the Notice of Meeting and VIF unless their respective Intermediaries assume the cost of forwarding such documents to them.

None of the directors of the Corporation have informed the Corporation’s management in writing that they intend to oppose the approval of any of the matters set out in the Notice of Meeting.

REGISTERED SHAREHOLDERS

Only persons registered as Shareholders in the Corporation’s Central Security Register maintained by its registrar and transfer agent or duly appointed proxyholders of registered Shareholders (“Proxyholders”) will be recognized, make motions or vote at the Meeting.

BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance as many Shareholders do not hold Common Shares in their own name.

If Common Shares are listed in an account statement provided to a Shareholder (a “Beneficial Shareholder”) by a broker, those Common Shares, in all likelihood, will not be registered in the Shareholder’s name. It is more likely that such Common Shares will be registered under the name of an Intermediary. Common Shares held by Intermediaries on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, Intermediaries are prohibited from voting shares for the Beneficial Shareholders. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.

As provided for NI 54-101, the Corporation has elected to obtain a list of its NOBOs from Intermediaries, and deliver proxy-related materials directly to its NOBOs. As a result, NOBOs can expect to receive a scannable VIF instead of a Proxy. A VIF enables a Shareholder to provide instructions to the registered holder of its Common Shares as to how those shares are to be voted at the Meeting and allows the registered Shareholder of those Common Shares to provide a Proxy voting the Common Shares in accordance with those instructions. VIFs should be completed and returned in accordance with its instructions. As indicated in the VIF, Internet voting is also allowed. The results of the VIFs received from NOBOs will be tabulated and appropriate instructions respecting voting of Common Shares to be represented at the Meeting will be provided to the registered Shareholders.

The forms of VIF requesting voting instructions supplied to Beneficial Shareholders are substantially similar to the Proxy provided directly to the registered Shareholders by the Corporation, however, their purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder. A VIF has its own return instructions, which should be carefully followed by Beneficial Shareholders to ensure their Common Shares are voted at the Meeting.

Most brokers now delegate responsibility for obtaining voting instructions from OBOs to Broadridge Investor Communications in Canada and the United States of America. Broadridge prepares a machine-readable VIF, mails the VIF and other proxy materials for the Meeting to OBOs and asks them to return the VIF to Broadridge. It then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting.

A Beneficial Shareholder may use their VIF to vote their own Common Shares directly at the Meeting if the Beneficial Shareholder inserts their own name as the name of the person to represent them at the Meeting. The VIF must be returned to Computershare, Broadridge or other Intermediary well in advance of the meeting to have the Common Shares voted. Beneficial Shareholders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered.

Shareholders with any questions respecting the voting of Common Shares held through a broker or other Intermediary, should contact that broker or other Intermediary for assistance.

UNITED STATES SHAREHOLDERS

This solicitation of Proxies and VIFs involves securities of a company located in Canada and is being effected in accordance with the corporate and securities laws of the province of British Columbia, Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Corporation or this solicitation. Shareholders should be aware that disclosure and proxy solicitation requirements under the securities laws of British Columbia, Canada differ from the disclosure and proxy solicitation requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the Business Corporations Act (British Columbia), some of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

APPOINTMENT OF PROXYHOLDERS
AND COMPLETION AND REVOCATION OF PROXIES AND VIFS

Only persons registered as Shareholders in the Corporation’s Central Security Register maintained by its registrar and transfer agent or duly appointed proxyholders of registered Shareholders will be recognized or may make motions or vote at the Meeting.

The persons named (the “Management Designees”) in the Proxy or VIF have been selected by the board of directors of the Corporation (the “Board”) and have agreed to represent, as Proxyholder, the Shareholders appointing them.

A Shareholder has the right to designate a person (who need not be a Shareholder and, for a VIF, can be the appointing Shareholder) other than the Management Designees as their Proxyholder to represent them at the Meeting. Such right may be exercised by inserting in the space provided for that purpose on the Proxy or VIF the name of the person to be designated and by deleting therefrom the names of the Management Designees or, if the Shareholder is a registered Shareholder, by completing another proper form of Proxy and delivering the Proxy or VIF in accordance with its instructions. Such Shareholder should notify the nominee of the appointment, obtain the nominee’s consent to act as Proxyholder and provide instructions on how their Common Shares are to be voted. The nominee should bring personal identification with them to the Meeting.

A Shareholder may indicate the manner in which the Proxyholders are to vote on behalf of the Shareholder, if a poll is held, by marking an “X” in the appropriate space of the Proxy. If both spaces are left blank, the Proxy will be voted as recommended by management for any matter requiring a “For” or “Against” vote, and in favour of the matter for any matter requiring a “For” or “Withhold” vote.

The Proxy, when properly signed, confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting. As at the date of this Circular, the Corporation’s management is not aware that any amendments or variations are to be presented at the Meeting. If any amendments or variations to such matters should properly come before the Meeting, the Proxies hereby solicited will be voted as recommended by management.

To be valid, the Proxy or VIF must be dated and executed by the Shareholder or an attorney authorized in writing, with proof of such authorization attached (where an attorney executed the Proxy or VIF). The completed Proxy or VIF must then be returned in accordance with its instructions. Proxies (but not VIFs, unless the VIF was has Computershare’s name and address on the top right corner of the first page) and proof of authorization can also be delivered to the Corporation’s transfer agent, Computershare Investor Services Inc. (Attn: Proxy Department), by fax within North America at 1-866-249-7775, outside North America at (+1) 416-263-9524, by mail to 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, Canada or by hand delivery to 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, at least 48 hours, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournment thereof. Proxies and VIFs received after that time may be accepted or rejected by the Chairman of the Meeting in the Chairman’s discretion, and the Chairman is under no obligation to accept or reject late Proxies.

A Proxy will be revoked by a Shareholder personally attending at the Meeting and voting their Common Shares. A Shareholder may also revoke their Proxy in respect of any matter upon which a vote has not already been held by depositing an instrument in writing (which includes an Proxy bearing a later date) executed by the Shareholder or by their authorized attorney in writing, or, if the Shareholder is a company, under its corporate seal by an officer or attorney thereof duly authorized, at the office of the transfer agent at one of Computershare’s addresses set out above, the office of the Corporation (Attn: Kim Casswell) at Suite 501, 543 Granville Street, Vancouver, British Columbia, V6C 1X8 (or by fax to (+1) 604-688-1157) or the registered office of the Corporation at Northwest Law Group (Attn: Michael F. Provenzano), Suite 704, Box 35, 595 Howe Street, Vancouver, British Columbia V6C 2T5, Canada (or by fax to (+1) 604-687-6650) at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or by depositing the instrument in writing with the Chairman of such Meeting, prior to the commencement of the Meeting or any adjournment thereof. VIFs may only be revoked in accordance with their specific instructions.

VOTING OF PROXIES AND VIFS

Voting at the Meeting will be by a show of hands, each registered Shareholder and each Proxyholder having one vote, unless a poll is required (if the number of Common Shares represented by Proxies and VIFs that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting) or requested, whereupon each registered Shareholder and Proxyholder is entitled to one vote for each Common Share held or represented, respectively.

Each Shareholder may instruct their Proxyholder how to vote their Common Shares by completing the blanks on the Proxy or VIF. All Common Shares represented at the Meeting by properly executed Proxies and VIFs will be voted or withheld from voting when a poll is requested or required and, where a choice with respect to any matter to be acted upon has been specified in the Proxy or VIF, such Common Shares will be voted in accordance with such specification. In the absence of any such specification on the Proxy or VIF as to voting, the Management Designees, if named as Proxyholder, will vote in favour of the matters set out therein.

The Proxy or VIF confers discretionary authority upon the Management Designees, or other person named as Proxyholder, with respect to amendments to or variations of matters identified in the Notice of Meeting. As of the date hereof, the Corporation is not aware of any amendments to, variations of or other matters which may come before the Meeting.

To approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required (an “ordinary resolution”) unless the motion requires a “special resolution” in which case a majority of 66-2/3% of the votes cast will be required.

QUORUM

The Corporation Articles provide that a quorum for the transaction of business at any meeting of Shareholders is two Shareholders present in person or represented by Proxy.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of Common Shares, which are the only shares entitled to be voted at the Meeting. As at the Record Date, the Corporation had 73,784,710 Common Shares issued and outstanding. Shareholders are entitled to one vote for each Common Share held.

To the knowledge of the directors and executive officers of the Corporation, no one beneficially owned or exercised control or direction over, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to the Common Shares as at the Record Date except as indicated below:

Name	Number of Common Shares Owned or Controlled at the Record Date	Percentage of Outstanding Common Shares
Paul H. Stephens	13,329,991	18.06%

STATEMENT OF EXECUTIVE COMPENSATION

Unless otherwise noted the following information is for the Corporation’s last completed financial year (which ended December 31, 2015) and, since the Corporation has subsidiaries, is prepared on a consolidated basis.

Named Executive Officers

For the purposes of this Circular, a Named Executive Officer (“NEO”) means each of the following individuals during the most recently completed financial year:

(a)	the chief executive officer (“CEO”) of the Corporation;

(b)	the chief financial officer (“CFO”) of the Corporation; and

(c)

each of the Corporation’s three most highly compensated executive officers, or individuals acting in a similar capacity, other than the CEO and CFO, if their individual total compensation (excluding the value of any pension) was more than $150,000 for that financial year.

Compensation Discussion and Analysis

The Compensation] Committee of the Board is responsible for ensuring that the Corporation has appropriate procedures for reviewing executive compensation and making recommendations to the Board with respect to the compensation of the Corporation’s executive officers. The Compensation Committee seeks to ensure that total compensation paid to all executive officers is fair and reasonable and is consistent with the Corporation’s compensation philosophy.

The Compensation Committee is also responsible for recommending compensation for the directors, stock options grants to the directors, officers, employees and consultants pursuant to the Corporation’s Stock Option Plan (the “Option Plan”) and issuances of Common Shares to directors and officers pursuant to the Corporation’s Incentive Stock Grant Program (the “Stock Grant Program”).

The Compensation Committee consists of Brian Bayley (Chairman), Brian Levet, and Larry Okada, all of whom are independent (outside, non-management) directors. The Board is satisfied that the composition of the Compensation Committee ensures an objective process for determining compensation. Each of the members of the Committee has skills and direct experience relevant to his responsibilities as a member of the Committee as follows:

Brian Bayley: Brian Bayley: Mr. Bayley is experienced in areas of natural resources and real estate lending as well as corporate restructuring and the management/administration of public companies. He is currently the President of Earlston Management Corp., formerly Ionic Management Cop. (a private management company). Mr. Bayley has held active senior management positions in both private and public natural resource companies and has over 30 years of public issuer experience both as a director and officer.

Brian Levet: Mr. Levet draws on over 35 years of diversified executive and management experience in mineral exploration, project startup, and mine development and operations. The majority of Mr. Levet's career was with Newmont Mining Company, most recently as the Group Executive for Worldwide Exploration, and after 27 years of service he announced his retirement in early 2011.

Larry Okada: Mr. Okada is a Chartered Accountant in British Columbia and Alberta, as well as a Certified Public Accountant in Washington State. He has been in public practice with Deloitte's, his own firm, and PricewaterhouseCoopers LLP for over 35 years. For more than 30 years, the majority of Mr. Okada's clients have been public mining companies listed on the TSX-V. Mr. Okada has extensive experience in accounting, finance, and corporate governance.

Philosophy

The philosophy used by the Compensation Committee and the Board in determining compensation is that the compensation should:

(i)	assist the Corporation in attracting and retaining high caliber executives;

(ii)	align the interests of executives with those of the Shareholders;

(iii)	reflect the executive’s performance, expertise, responsibilities and length of service to the Corporation; and

(iv)	reflect the Corporation’s current state of development, performance and financial status.

Risk Assessment

Under the direction of the Board of Directors, the Compensation Committee evaluates the potential risks associated with Company’s compensation policies and practices. The Committee has not identified any risks arising from the Company’s compensation policies and practices which would have a material adverse effect on the Company.

As outlined above in “Philosophy”, the Compensation Committee evaluates and recommends to the Board of Directors compensation strategies which align NEO’s with those of the Shareholders and other Stakeholders to insure that the Company’s long term goals are met without exposing the Company to unnecessary risk. The Compensation Committee considers a mix of base salary, short term incentives and long term incentives to attract high caliber executives to encourage behaviour that leads to creation of long term value while limiting incentives that might promote inappropriate risk-taking.

As part of the annual review of the NEO’s compensation packages, the Compensation Committee identifies and if necessary changes strategies to mitigate risks. The Committee considers several factors as part of this review including retention of key employees; competitive salaries within the context of peer companies; short term incentives linked to specific goals as discussed below; and long term incentives (stock options and RSU’s) which link executive pay to real value creation and long term share appreciation.

No NEO or director is permitted to purchase financial instruments, including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Compensation Components

The compensation of the NEOs is comprised primarily of (i) base salary, (ii) annual short-term incentives in the form of cash bonuses and stock grants under the Stock Grant Program, (iii) long-term incentives in the form of stock grants under the Stock Grant Program and stock options granted under the Option Plan, and (iv) benefits related to health and pension plans, such as United States 401(k) plans.

To be competitive with industry rates, the Corporation may provide additional compensation from time to time in the form of stock grants. The Stock Grant Program assists the Corporation in employee retention and cash preservation, while encouraging Common Share ownership and entrepreneurship on the part of its NEOs. The Compensation Committee believes that annual and long term stock grant awards align the interests of its NEOs with the interests of Shareholders by linking a component of compensation to the longer term performance of the Common Shares.

No formulas have been developed to assign a specific weighting to each of these components. Instead, the Compensation Committee considers the Corporation’s performance and, based on its assessment, recommends appropriate compensation levels to the Board. In establishing levels of cash and equity-based compensation, the executive’s performance, level of expertise, responsibilities, length of service to the Corporation and comparable levels of remuneration paid to executives of other companies of comparable size and development within the mining exploration and development industries are considered as well as taking into account the financial and other resources of the Corporation.

In March 2015, the Compensation Committee retained the services of McDowall Associates Human Resource Consultants Ltd. (“McDowall”), a North American external compensation consultant headquartered in Toronto, Ontario, to provide an independent review of the compensation paid by the Corporation to its CEO and CFO. McDowall benchmarked the Corporation’s compensation arrangements against a peer group of companies that included a mix of royalty companies and exploration companies with assets greater than $30 million and less than $450 million to reflect the Corporation’s current business operations. McDowall used total assets as the primary determinate of company size because it is more stable over time than either revenue or market capitalization. The peer group of companies consisted of:

Almaden Minerals Limited	Altius Minerals Corporation
Callinan Royalties Corporation	Gold Standard Ventures Corporation
Midway Gold Corporation	Mirasol Resources Limited
Osisko Gold Royalties Limited	Pilot Gold Inc.
Panoro Minerals Limited	Sandstorm Gold Limited
Seabridge Metals Limited	Strategic Metals Limited

In addition to the peer group analysis, McDowall compared CEO and CFO compensation against a broad group of 90 mining companies and 12 large mining companies. With respect to the broad group of 90 mining companies, direct comparisons were made to CEOs and CFOs, while for the 12 large mining companies, comparisons were made to an executive one or two levels below the CEOs of the large mining companies.

McDowall compared base salary, total cash (base salary + bonuses) and total direct compensation (total cash + long term incentives). In making this comparison, McDowall used an average of the peer group companies and the broad group of 90 mining companies to establish a benchmark for comparison (“Benchmark Companies”).

McDowall concluded that the cash base salary of the CEO is higher than the Benchmark Companies average and below the large mining group. It also concluded, with respect to total cash and total direct compensation, that the Corporation’s CEO is comparable to the Benchmark Companies average and substantially below the large mining group. It should be noted that the CEO’s cash salary is paid in US dollars but converted to Canadian dollars for reporting purposes. The Canadian equivalent was used in the comparison to the Benchmark Companies. The higher base salary of the CEO to the Benchmark Companies is partly attributable to the decline in the Canadian dollar against the US dollar in 2014.

McDowall concluded that the base salary, total cash, and total direct compensation for the CFO was below the Benchmark Companies and substantially below the larger mining group of companies.

In the Corporation’s last two financial years, McDowall has not provided any other services to the Corporation or its affiliates.

An independent external compensation consultant was not engaged to provide a review of the compensation paid to the CEO and CFO of the Corporation during fiscal 2015 primarily because of market conditions and no planned increase in compensation.

The fees charged by McDowall during the Corporation’s 2014 and 2015 financial years were as follows:

Nature of Fee	2015	2014
Executive Compensation-Related Fees	Nil	$9,040
All Other Fees	Nil	Nil

The Compensation Committee also relies on the experience of its members as officers and directors at other companies in similar lines of business as the Corporation in assessing compensation levels. The other companies of which they are currently a director are identified under the heading “Corporate Governance Practices – Other Directorships” of this Circular. The purpose of this process is to:

•	understand the competitiveness of current pay levels for each executive position relative to companies with similar business characteristics;

•	identify and understand any gaps that may exist between actual compensation levels and market compensation levels; and

•	establish a basis for developing salary adjustments and short-term and long-term incentive awards for the Compensation Committee’s approval.

Base Salary

The Compensation Committee recommends, and the Board establishes, the NEO’s salary. The base salary review for each NEO is based on assessment of factors such as

•	current competitive market conditions,

•	compensation levels within the peer group and

•	particular skills, such as leadership ability and management effectiveness, experience, responsibility and proven or expected performance of the particular individual.

Using this information, together with budgetary guidelines and other internally and externally generated planning and forecasting tools, the Compensation Committee performs an annual assessment of the compensation of the CEO and CFO (it does not have any other NEOs). The Committee then recommends to the Board what should be the base salaries of the CEO, CFO and other NEOs, and the Board sets the base salaries of the CEO and CFO and approves the base salaries for the other NEOs.

The Corporation did not increase the base salaries of the CEO and CFO for 2014 and 2015 and does not have base salary increases planned for 2016.

Annual Short-Term Incentives

Annual short-term incentives are made by way of cash bonuses and the issuance of stock grants based, in part, on the Corporation’s success in reaching its annual objectives and, in part, on individual performance and extraordinary effort and achievement. Also, the Corporation may utilize bonuses to encourage retention of its staff during periods of increased industry competition for its executive officers and other employees.

The Compensation Committee reviews corporate performance objectives during the year to determine its recommendations to the Board of annual short-term incentives. During the last financial year, the principal performance factors and objectives included:

•	Exploration success;

•	Acquisition of new properties;

•	Sale and joint venture of properties;

•	Royalty creations and acquisitions;

•	Capital management;

•	Successful management of the Corporation’s environmental, community, and safety objectives;

•	Increasing investor interest in the Corporation;

•	Increasing the Corporation’s market capitalization; and

•	Management of human resources.

The success of the NEOs’ contributions to the Corporation in reaching its overall goals is a factor in the determination of their annual incentive. The Compensation Committee assesses each NEO’s performance on the basis of his or her respective contribution to the achievement of corporate goals as well as to needs of the Corporation that arise on a day-to-day basis. This assessment is used by the Compensation Committee in developing its recommendations to the Board with respect to the determination of annual incentives for the NEOs.

Although a number of the corporate performance objectives were achieved, the Corporation did not grant any annual short-term incentives by way of cash or stock grants to NEOs for its last financial year.

Long-Term Incentives

Long term compensation is paid in the form of grants of stock options and Common Shares.

Stock Options are generally granted on an annual basis subject to the imposition of trading black-out periods, in which case options scheduled for grant will be granted subsequent to the end of the black-out period. All options granted to NEOs are recommended by the Compensation Committee and approved by the Board. In monitoring stock option grants, the Compensation Committee takes into account the level of options granted by comparable companies for similar levels of responsibility and considers each NEO or employee based on reports received from management, its own observations on individual performance (where possible) and its assessment of individual contribution to Shareholder value.

To determine the number of Common Shares issuable under options granted pursuant to the methodology outlined above, the Compensation Committee also makes the following determinations:

•	the exercise price for each option granted;

•	the date on which each option is granted;

•	the vesting terms for each stock option; and

•	the other materials terms and conditions of each stock option grant.

The Compensation Committee makes these determinations subject to, and in accordance with, the provision of the Option Plan. Stock options already held by NEOs are considered when granting new options to them.

On June 8, 2015, options were granted to NEOs of the Corporation. See Summary Compensation Table below for details.

Summary Compensation Table

The following table contains a summary of the compensation paid to the NEOs during the last three financial years.

Name and Principal position	Year Ended Dec. 31	Salary ($)	Share- based Awards ($)	Option- based Awards ($)	Non-equity incentive plan compensation		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans ($)	Long Term Incentive Plans ($)
David M. Cole President & CEO	2015 2014 2013	516,280(1) 464,040 (2) 427,772(3)	Nil 41,648 (4) 174,890(4)	53,265(5) 81,000 (6) Nil	Nil Nil Nil	Nil Nil Nil	13.549 12,065 17,110	Nil Nil Nil	583,094 598,753 619,772
Christina Cepeliauskas(7) CFO	2015 2014 2013	86,250 86,520 86,520	Nil 15,144(4) 35,126 (4)	19,531(5) 29,700(6) Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	105,781 125,307 121,646
M. Stephen Enders(8) Chief Operating Officer	2015 2014 2013	47,523(1) 232,020(2) 267,358(3)	Nil 15,144(4) 65,479(4)	15,980(5) 48,600(6) Nil	Nil Nil Nil	Nil Nil Nil	2,130 9,280 10,694	255,640(8) Nil Nil	321,273 305,044 343,531

(1)	David Cole is and Stephen Enders was paid in U.S dollars and the salaries were converted to Canadian dollars on December 31, 2015 at $1.2782.

(2)	David Cole is and Stephen Enders was paid in U.S dollars and the salaries were converted to Canadian dollars on December 31, 2014 at $1.1601.

(3)	David Cole is and Stephen Enders was paid in U.S dollars and the salaries were converted to Canadian dollars on December 31, 2014 at $1.0694.

(4)

The “grant date fair value” of share-based awards granted was determined by using the closing market price of the Common Shares on the date of grant. The share-based awards will be issued in three equal installments over a two year period.

(5)

The “grant date fair value” of options granted during the last financial year ended December 31, 2015 was determined by using the Black- Scholes model, as described below, and the following weighted average assumptions: stock price – $0.66 exercise price - $0.66, an option life of 5 years, a risk-free interest rate of 1.02% and a volatility of 62.33%.

(6)

The “grant date fair value” of options granted during the last financial year ended December 31, 2014 was determined by using the Black- Scholes model, as described below, and the following weighted average assumptions: stock price – $1.20 exercise price - $1.20, an option life of 5 years, a risk-free interest rate of 1.5% and a volatility of 51.75%.

(7)

Pursuant to a Management Services Agreement between the Corporation and Seabord Services Corp., Ms. Cepeliauskas’ remuneration is paid by Seabord. The amounts disclosed include compensation paid by Seabord for services rendered to the Corporation as a CFO. Such compensation has been attributed to the Corporation on the basis of the work commitments to the Corporation. See “Management Contracts” for a description of the material terms of the Management Services Agreement.

(8)

Mr. Enders ceased to be Chief Operating Officer and as a director of the Corporation on March 8, 2015 and pursuant to the terms of his employment agreement with the Corporation, Mr. Enders received a lump sum payment $255,640 which was equal to 12 months of his salary and benefits. See “Employment and Consulting Agreements” for a description of the materials terms of the employment agreement.

The Corporation has calculated the “grant date fair value” amounts in the “Option-based Awards” column using the Black-Scholes model, a mathematical valuation model that ascribes a value to a stock option based on a number of factors in valuing the option-based awards, including the exercise price of the options, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return. Calculating the value of stock options using this methodology is very different from a simple “in-the-money” value calculation. Stock options that are well “out-of-the-money” can still have a significant “grant date fair value” based on a Black-Scholes valuation. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an “in-the-money” option value calculation. The total compensation shown in the last column is the total compensation of each NEO reported in the other columns. The value of the “in-the-money” options currently held by each NEO (based on share price less option exercise price) is set forth in the “Value of Unexercised in-the-money Options” column of the “Outstanding Share-Based and Option-based Awards” table below.

See “Employment and Consulting Agreements” for a description of the material terms of the employment and consulting agreements with the NEOs.

Incentive Plan Awards

Outstanding Share-Based and Option-Based Awards held by NEOs

The following table sets out, for each NEO, the incentive stock options (option-based awards) to purchase Common Shares held as of as of the end of the last financial year (December 31, 2015). The closing price of the Common Shares on the TSX Venture Exchange (“TSX-V”) on that date was $0.57 per share.

Name & Position	Option-based Awards				Share-based Awards
	Number of Securities Underlying Unexercised options (vested-unvested)	Option Exercise price ($ per share)	Option Expiration date (m/d/y)	Value of unexercised “in-the-money” options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested(2) ($)	Market or payout value of shares vested but not paid out(2) ($)
David M. Cole CEO	150,000 150,000 80,000 200,000	0.66 1.20 1.94 2.80	6/8/2020 4/25/2019 8/22/2016 7/19/2016	0 0 0 0	0	0	0
Christina Cepeliauskas CFO	55,000 55,000 50,000 75,000	0.66 1.20 1.94 2.80	6/8/2020 4/25/2019 8/22/2016 7/19/2016	0 0 0 0	0	0	0
M. Stephen Enders(3) COO	45,000 90,000 40,000 100,000	0.66 1.20 1.94 2.80	6/8/2020 4/25/2019 8/22/2016 7/19/2016	0 0 0 0	0	0	0

(1)

Options are “in-the-money” if the market price of the Common Shares is greater than the exercise price of the options. The value of such options is the product of the number of Common Shares multiplied by the difference between the exercise price and the closing market price of the Common Shares on the financial year end. Options which were not vested at the financial year end are not included in this value.

(2)	The value of a share-based award is the product of the number of Common Shares issuable on the vesting date multiplied by the closing market price of the Common Shares on the vesting date.

(3)	Mr. Enders ceased to be Chief Operating Officer and a director of the Corporation on March 8, 2015.

The Compensation Committee’s approach to recommending options to be granted is consistent with prevailing practice in the mineral exploration industry. Grants of options depend on the length of service of the NEO. There are, therefore, no formulae followed or performance goals or significant conditions which must be met before options will be granted. Options are always granted at the prevailing market price of the Common Shares.

Value of Share-Based and Option-Based Awards Vested or Earned During the Year by NEOs

The following table sets forth, for each NEO, the values of all incentive plan awards which vested or were earned during the last financial year ended December 31, 2015.

Name & Position	Value vested during the year		Value earned during the year Non-equity incentive plan Compensation awards ($)
	Option-based awards (1) ($)	Share-based awards 2) ($)
David M. Cole CEO	53,265	43,680	Nil
Christina Cepeliauskas CFO	19,531	Nil	Nil
M. Stephen Enders(3) COO	15,980	Nil	Nil

(1)

The value of an option based award is the product of the number of Common Shares issuable on the exercise of the option on the vesting date multiplied by the difference between the exercise price and the closing market price of the Common Shares on the vesting date. The stock option benefit is the grant date fair value has been calculated using the Black-Scholes option pricing model, which is described above. See the table under “Outstanding Share-based and Option-based Awards” for the “in- the-money” value of these options on the last financial year end.

(2)	The value of a share-based award is the product of the number of Common Shares issuable on the vesting date multiplied by the closing market price of the Common Shares on the vesting date.

(3)	Mr. Enders ceased to be Chief Operating Officer and a director of the Corporation on March 8, 2015.

Defined Contribution Plans

The following table sets forth the particulars of the defined contribution plan for NEOs during the Corporation’s last completed financial year.

Name	Accumulated value at start of year ($)	Compensatory ($)	Accumulated value at year end ($)
David M. Cole CEO	0	13,549	13,549
Christina Cepeliauskas CFO	0	0	0
M. Stephen Enders(1) COO	0	2,130	2,130

(1)	Mr. Enders ceased to be Chief Operating Officer and a director of the Corporation on March 8, 2015.

Employment and Consulting Agreements

Chief Executive Officer

The Corporation is a party to an employment agreement with David M. Cole, President and CEO of the Corporation, effective October 1, 2010. Under the agreement, Mr. Cole receives US$400,000 per year. The agreement may be terminated by the Corporation without reason by written notice and a lump sum payment equal to 12 months of salary and benefits. Mr. Cole may terminate the agreement for any reason upon two months notice to the Corporation during which time he will continue to receive his usual remuneration and benefits.

If Mr. Cole’s agreement is terminated or his duties and responsibilities are materially changed within 12 months following a change in control of the Corporation, he is entitled to receive a lump sum payment equal to 12 months of his salary and benefits and all unvested stock options and grants.

Chief Operating Officer

The Corporation was a party to an employment agreement with M. Stephen Enders, Chief Operating Officer of the Corporation, effective October 1, 2010. Under the agreement, Mr. Enders received US$200,000 per year. Mr. Enders ceased to be Chief Operating Officer on March 8, 2015 and the position was eliminated. In consideration thereof, Mr. Enders received a lump sum payment $255,640 which was equal to 12 months of his salary and benefits. Mr. Enders continues as a consultant to, and a member of the advisory board of, the Corporation.

Other Named Executive Officers

The Corporation has not entered into another employment or consulting contracts with its other NEOs.

Pension Plan Benefits

For the officers and employees in the United States, the Corporation pays 4% of the annual salary each year to the officer or employees’ 401(k) retirement plan effective January 1, 2012.

Termination and Change of Control Benefits

Other than described above under “Employment and Consulting Agreements”, the Corporation does not have written contracts with any of its NEOs respecting the resignation, retirement or other termination of employment resulting from a change of control.

Director Compensation

The following table describes director compensation for directors (other than the NEOs) for the year ended December 31, 2015.

Name	Fees(1) Earned ($)	Awards		Non-equity Incentive plan Compensation ($)	Pension Value ($)	All other Compensation ($)	Total ($)
		Share- based ($)	Option- based(2) ($)
Brian E. Bayley	24,000	0	17,755	0	0	0	41,755
Brian K. Levet	24,000	0	17,755	0	0	0	41,755
George K. C. Lim (3)	9,000	0	0	0	0	0	9,000
Larry M. Okada	24,000	0	17,755	0	0	0	41,755
Michael D. Winn	76,692 (3)	0	26,633	0	0	0	103,325

(1)	Compensation paid as directors’ fees. Each of the Corporation’s non-employee directors receives an annual retainer of $24,000 with no additional meeting or per diem fees.

(2)

The stock option benefit is the grant date fair value using the Black Scholes option pricing model using the following weighted average assumptions: stock price - $0.66, exercise price - $0.66, an option life for 5 years, a risk-free interest rate of 1.02% and a volatility of 62.33%.

(3)	George K. C. Lim ceased to be a director on May 13, 2015.

(4)	Mr. Winn receives additional compensation as the non-executive Chairman of the Board.

The Corporation has calculated the “grant date fair value” amounts in the “Option-based Awards” column using the Black-Scholes model, a mathematical valuation model that ascribes a value to a stock option based on a number of factors in valuing the option-based awards, including the exercise price of the options, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return. Calculating the value of stock options using this methodology is very different from a simple “in-the-money” value calculation. Stock options that are well “out-of-the-money” can still have a significant “grant date fair value” based on a Black-Scholes valuation. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an “in-the-money” option value calculation. The total compensation shown in the last column is the total compensation of each director reported in other columns. The value of the “in-the-money” options currently held by each director (based on share price less option exercise price) is set forth in the “Value of Unexercised in-the-money Options” column of the “Outstanding Share-Based and Option-Based Awards” table below.

The methodology used for determining the remuneration of the Board is similar to that used for the remuneration of NEOs. Remuneration of committee chairmen is determined based on their own merits and circumstances after being considered in light of prevailing economic conditions – both on a corporate level and on national and international levels – and industry norms for such remuneration. Levels of remuneration of directors, committee members and committee chairmen are usually first informally discussed among the members of the Compensation Committee before being formally considered and approved by the Board.

Outstanding Share-based and Option-based Awards held by Directors

The following table sets out, for each independent director, the incentive stock options (option-based awards) to purchase Common Shares held as of the end of the Corporation’s last financial year (December 31, 2015). The closing price of the Corporation’s shares on the TSX-V on that date was $0.57 per share.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#vested- unvested)	Option exercise price ($)	Option expiration date (m/d/y)	Value of unexercised “in-the-money” Options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of shares vested but not paid out(2) ($)
Brian E. Bayley	50,000 50,000 50,000 50,000	0.66 1.20 1.94 2.80	6/8/2020 4/25/2019 8/22/2017 7/19/2016	0 0 0 0	0	0	0
Brian K. Levet	50,000 50,000 50,000 150,000	0.66 1.20 1.94 2.91	6/8/2020 4/25/2019 8/22/2017 5/21/2016	0 0 0 0	0	0	0
George K. C. Lim (3)	Nil	N/A	N/A	N/A	0	0	0
Larry M. Okada	50,000 50,000	0.66 1.20	6/8/2020 4/25/2019	0 0	0	0	0
Michael D. Winn	75,000 75,000 50,000 50,000	0.66 1.20 1.94 2.80	6/8/2020 4/25/2019 8/22/2017 7/19/2016	0 0 0 0	0	0	0

(1)

Options are “in-the-money” if the market price of the Common Shares is greater than the exercise price of the options. The value of such options is the product of the number of Common Shares multiplied by the difference between the exercise price and the closing market price of the Common Shares on the financial year end. Options which were not vested at the financial year end are not included in this value.

(2)	The value of a share-based award is the product of the number of Common Shares issuable on the vesting date multiplied by the closing market price of the Common Shares on the vesting date.

(3)	George K. C. Lim ceased to be a director on May 13, 2015.

Value of Share-Based and Option-Based Awards Vested or Earned During the Year by Directors

The following table sets forth, for each director, the values of all incentive plan awards which vested or were earned during the last financial year ended December 31, 2015.

Name	Value vested during the year		Value earned during the year Non-equity incentive plan Compensation ($)
	Option-based awards ($)	Share-based awards ($)
Brian E. Bayley	17,755	0	0
Brian K. Levet	17,755	0	0
George K. C. Lim(3)	0	0	0
Larry M. Okada	17,755	0	0
Michael D. Winn	26,633	0	0

(1)

The value of an option based award is the product of the number of Common Shares issuable on the exercise of the option on the vesting date multiplied by the difference between the exercise price and the closing market price of the Common Shares on the vesting date. The stock option benefit is the grant date fair value has been calculated using the Black-Scholes option pricing model, which is described above. See the table under “Outstanding Share-based and Option-based Awards” for the “in-the-money” value of these options on the last financial year end.

(2)	The value of a share-based award is the product of the number of Common Shares issuable on the vesting date multiplied by the closing market price of the Common Shares on the vesting date.

(3)	George K. C. Lim ceased to be a director on May 13, 2015.

Management Contracts

Pursuant to a management service agreement dated February 13, 2014 as amended December 1, 2015 between the Corporation and Seabord Services Corp. of Suite 501, 543 Granville Street, Vancouver, British Columbia, the Corporation pays $29,800 per month to Seabord in consideration of Seabord providing the services of the CFO and Corporate Secretary and office, reception, secretarial, accounting and corporate records services to the Corporation.

Seabord is a private company wholly-owned by Michael D. Winn, a director of the Corporation.

Stock Option Plan

The Board established the Option Plan to attract and motivate the directors, officers and employees of the Corporation (and any of its subsidiaries), employees of any management company and consultants to the

Corporation (collectively the “Optionees”) and thereby advance the Corporation’s interests by providing them an opportunity to acquire an equity interest in the Corporation through the exercise of stock options granted to them under the Option Plan.

Pursuant to the Option Plan, the Board, based on the recommendation of the Compensation Committee, may grant options to Optionees in consideration of them providing their services to the Corporation or a subsidiary. The number of Common Shares subject to each option is determined by the Board within the guidelines established by the Option Plan. The options enable the Optionees to purchase Common Shares at a price fixed pursuant to such guidelines. The options are exercisable by the Optionee giving the Corporation notice and payment of the exercise price for the number of Common Shares to be acquired.

The Option Plan authorizes the Board to grant stock options to the Optionees on the following terms:

1.	The number of Common Shares subject to issuance pursuant to outstanding options, in the aggregate, cannot exceed 10% of the outstanding Common Shares.

2.

The number of Common Shares subject to issuance upon the exercise of options granted under the Option Plan by one Optionee or all Optionees providing investor relations services is subject to the following limitations

(a)	no Optionee can be granted options during a 12 month period to purchase more than

(i)	5% of the issued Common Shares unless disinterested Shareholder approval has been obtained (such approval has not been sought), or

(ii)	2% of the issued Common Shares, if the Optionee is a consultant, and

(b)	the aggregate number of Common Shares subject to options held by all Optionees providing investor relations services cannot exceed 2% in the aggregate.

3.

Unless the Option Plan has been approved by disinterested Shareholders (such approval has not been obtained), options granted under the Option Plan, together with all of the Corporation’s previously established and outstanding stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of Common Shares, shall not result, at any time, in

(a)	the number of Common Shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the outstanding Common Shares at the time of granting,

(b)	the grant to insiders, within a one year period, of options to purchase that number of Common Shares exceeding 10% of the outstanding Common Shares, or

(c)	the issuance to any one insider and such insider’s associates, within a one year period, of

Common Shares totalling in excess of 5% of the outstanding Common Shares.

4.

The exercise price of the options cannot be set at less than the greater of $0.10 per Common Share and the closing trading price of the Common Shares on the day before the granting of the stock options. If the Optionee is subject to the tax laws of the United States of America and owns (determined in accordance with such laws) greater than 10% of the Common Shares, the exercise price shall be at least 110% of the price established as aforesaid.

5.	The options may be exercisable for up to 10 years.

6.

There are not any vesting requirements unless the Optionee is a consultant providing investor relations services to the Corporation, in which case the options must vest over at least 12 months with no more than one-quarter vesting in any three month period. However, the Board may impose additional vesting requirements and, subject to obtaining any required approval from the TSX-V, may authorize all unvested options to vest immediately. If there is a potential “change of control” of the Corporation due to a take-over bid being made for the Corporation or a similar event, all unvested options, subject to obtaining any required approval from the TSX-V, shall vest immediately.

7.

The options can only be exercised by the Optionee (to the extent they have already vested) for so long as the Optionee is a director, officer or employee of, or consultant to, the Corporation or any subsidiary or is an employee of the Corporation’s management company and within a period thereafter not exceeding the earlier of:

(a)	the original expiry date;

(b)

90 days after ceasing to be a director, officer or employee of, or consultant to, the Corporation at the request of the Board or for the benefit of another director or officer to, the Corporation unless the Optionee is subject to the tax laws of the United States of America, in which case the option will terminate on the earlier of the 90th day and the third month after the Optionee ceased to be an officer or employee; and

(c)	if the Optionee dies, within one year from the Optionee’s death.

If the Optionee is terminated “for cause”, involuntarily removed or resigns (other than at the request of the Board or for the benefit of another director or officer) from any such positions, the option will terminate concurrently.

8.

The options are not assignable except to a wholly-owned holding company. If the option qualifies as an “incentive stock option” under the United States Internal Revenue Code, the option is not assignable to a holding company.

9.	No financial assistance is available to Optionees under the Option Plan.

10.

Any amendments to outstanding stock options are subject to the approval of the TSX-V and NYSE MKT and, if required by either exchange or the Option Plan, of the Shareholders of the Corporation, possibly with only “disinterested Shareholders” being entitled to vote. Disinterested Shareholder approval must be obtained for the reduction of the exercise price of options (including the cancellation and re-issuance of options within a one year period so as to effectively reduce the exercise price) of options held by insiders of the Corporation. The amendment to an outstanding stock option will also require the consent of the Optionee.

11.

Any amendments to the Option Plan are subject to the approval of the TSX-V and NYSE MKT and, if required by either exchange or the Option Plan, of the Shareholders of the Corporation, possibly with only “disinterested Shareholders” being entitled to vote.

No options have been granted under the Option Plan which are subject to Shareholder approval.

The Option Plan does not permit stock options to be transformed into stock appreciation rights.

Stock Grant Program

The Board created the Incentive Stock Grant Program for the benefit of the officers and directors of the Corporation in 2010, and expanded the Program in 2011. The grants have a two year vesting period.

The purpose of the Stock Grant Program is as follows. Firstly, to reward and provide an incentive to such persons for the ongoing efforts towards the continuing successes and goals of the Corporation as many of its successes directly result from their very significant efforts. Secondly, to provide such persons with a long term incentive to remain with the Corporation. Finally, from time to time, the Corporation may provide additional compensation in the form of stock grants as part of annual salaries.

The Stock Grant Program provides that, following the approval of the independent members of the Compensation Committee, up to 300,000 Common Shares may be awarded in each year. The Common Shares awarded will vest and be issued in three separate tranches over a two year period – on the date of grant, and on the first and second anniversaries of the initial grant. None of the 300,000 Common Shares not awarded in one year can be rolled over or awarded in subsequent years. If the recipient ceases to be a director or officer of the Corporation before the relevant anniversary, he or she will not be entitled to receive any further Common Shares under the Stock Grant Program, including Common Shares previously awarded for issuance on such anniversary (with the exception of historical stock grants to Michael Winn, who shall receive the Common Shares even if he ceases to the be director).

The actual number of Common Shares awarded in each year is that number recommended and approved by the independent members of the Compensation Committee or independent directors of the Corporation.

In addition to the Stock Grant Program, the Compensation Committee can recommend the Board approve the issuance of up to 700,000 Common Shares to certain officers and directors of the Corporation as performance based discretionary bonuses. The purposes of the bonuses are to reward these individuals for their extraordinary efforts and to provide them with a long term incentive to remain with the Corporation. Any such share grants are subject to the approval of by the TSX-V and NYSE MKT and, if required by either exchange, the independent Shareholders of the Corporation.

Performance Graph

The following graph shows the Corporation’s cumulative total return on the Common Shares compared with the cumulative total return of the Standards & Poor’s – TSX Venture Composite Index (assuming reinvestment of dividends) during the Corporation’s last five financial years if $100 were invested in each at the start of such five year period.

(1)	Amounts shown in parentheses are the closing price of the Common Shares and the Standard & Poors – TSX Venture Index value, respectively, on such dates.

(2)	For the purposes of this graph, it is assumed that $100 had been invested in the Common Shares and in such index on the first day of such five year period.

The Compensation Committee considers that the compensation paid to the NEOs is consistent with companies of a similar size and stage of development as the Corporation and is reflective of the variations in the Share price during the years shown.

CORPORATE GOVERNANCE PRACTICES

National Instrument 58-101 Disclosure of Corporate Governance Practices of the Canadian securities administrators requires the Corporation to annually disclose certain information regarding its corporate governance practices. That information is disclosed below.

The Board of Directors

The Board has responsibility for the stewardship of the Corporation including responsibility for strategic planning, identification of the principal risks of the Corporation’s business and implementation of appropriate systems to manage these risks, succession planning (including appointing, training and monitoring senior management), communications with investors and the financial community and the integrity of the Corporation’s internal control and management information systems.

The Board sets long term goals and objectives for the Corporation and formulates the plans and strategies necessary to achieve those objectives and to supervise senior management in their implementation. The Board delegates the responsibility for managing the day-to-day affairs of the Corporation to senior management but retains a supervisory role in respect of, and ultimate responsibility for, all matters relating to the Corporation and its business. The Board is responsible for protecting Shareholders’ interests and ensuring that the incentives of the Shareholders and of management are aligned.

As part of its ongoing review of business operations, the Board reviews, as frequently as required, the principal risks inherent in the Corporation’s business, including financial risks, through periodic reports from management of such risks, and assesses the systems established to manage those risks. Directly and through the Audit Committee, the Board also assesses the integrity of internal control over financial reporting and management information systems.

In addition to those matters that must, by law, be approved by the Board, the Board is required to approve any material dispositions, acquisitions and investments outside the ordinary course of business, long-term strategy, and organizational development plans. Management of the Corporation is authorized to act without Board approval, on all ordinary course matters relating to the Corporation’s business.

The Board also monitors the Corporation’s compliance with timely disclosure obligations and reviews material disclosure documents prior to distribution.

The Board is responsible for the appointment of senior management and monitoring of their performance.

The Board has not adopted a written mandate or code setting out the foregoing obligations, since it believes it is adequately governed by the requirements of applicable corporate and securities common and statute law which provide that the Board has responsibility for the stewardship of the Corporation. That stewardship includes responsibility for strategic planning, identification of the principal risks of the Corporation’s business and implementation of appropriate systems to manage these risks, succession planning (including appointing, training and monitoring senior management), communications with investors and the financial community and the integrity of the Corporation’s internal control and management information systems.

More than half of the Board is “independent” under both applicable Canadian securities law and the rules of the NYSE MKT in that they are independent and free from any interest and any business or other relationship which could or could reasonably be perceived to, materially interfere with the director’s ability to act with the best interests of the Corporation, other than interests and relationships arising from shareholding. The Board considers that the following directors are independent: Brian E. Bayley, Brian K. Levet, and Larry M. Okada. The Board considers that David M. Cole, the President and CEO of the Corporation, is not independent because he is a member of management, and that Michael D. Winn, Chairman of the Board, is not independent because of his ownership of Seabord and the payment by the Corporation of consulting fees to a company owned by him.

The Board facilitates its exercise of independent supervision over the Corporation’s management through regular meetings of the Board.

The Board does not hold regularly scheduled meetings without the non-independent directors and members of management. Since the beginning of the Corporation’s last financial year, the independent directors did not hold any ad hoc meetings without the non-independent directors and management.

When a matter being considered involves a director, that director does not vote on the matter. As well, the directors regularly and independently confer amongst themselves and thereby keep apprised of all operational and strategic aspects of the Corporation’s business.

The Chairman of the Board is responsible for presiding over all meetings of the directors and Shareholders. He is not an independent director, however, the independent directors either have significant experience as directors and officers of publicly traded companies or as members of the financial investment community and, therefore, do not require the guidance of an independent Chairman of the Board in exercising their duties as directors.

The attendance record of the current directors at meetings of the Board since the beginning of the Corporation’s last financial year to the Record Date is as follows:

Director	Number of Meetings Attended / Held
David M. Cole	4 of 4
Brian E. Bayley	3 of 4
Michael D. Winn	3 of 4
Brian K. Levet	4 of 4
Larry M. Okada	4 of 4

Descriptions of Roles

The Board has not established written descriptions of the positions of Chairman of the Board, CEO or chair of any of the committees of the Board (except as may be set out in a charter applicable to a committee) as it feels they are unnecessary and would not improve the function and performance of the Board, CEO or committee. The role of chair is delineated by the nature of the overall responsibilities of the Board (in the case of the Chairman of the Board) or the committee (in the case of a chair of a committee).

The Board has not set limits on the objectives to be met by the CEO, but believes that such limits and objectives should depend upon the circumstances of each situation and that to formalize these matters would be restrictive and unproductive.

Other Directorships

Certain of the directors are presently a director of one or more other reporting issuers (public companies), as follows:

Director	Other Issuer
David M. Cole	Gold Standard Ventures Corp.
Brian E. Bayley	American Vanadium Corp. Cypress Hills Resource Corp. Kramer Capital Corp. Legend Gold Corp. TransAtlantic Petroleum Corp.

Director	Other Issuer
Michael D. Winn	Alexco Resource Corp. Atico Mining Corporation Legend Gold Corp. Nebo Capital Corp. Reservoir Capital Corp. Revelo Resources Corp.
Brian K. Levet	N/A
Larry M. Okada	Santacruz Silver Mining Ltd Forum Uranium Corp Rokmaster Resources Corp

Orientation and Continuing Education

The Board takes the following measures to ensure that all new directors receive a comprehensive orientation regarding their role as a member of the Board, its committees and its directors, and the nature and operation of the Corporation.

The first step is to assess a new director’s set of skills and professional background since each new director brings a different skill set and professional background. Once that assessment has been completed, the Board is able to determine what orientation to the nature and operations of the Corporation’s business will be necessary and relevant to each new director.

The second step is taken by one or more existing directors, who may be assisted by the Corporation’s management, to provide the new director with the appropriate orientation through a series of meetings, telephone calls and other correspondence.

The Corporation has a Board Policy Manual which provides a comprehensive introduction to the Board and its committees. The Manual contains the charters of the Audit Committee, Corporate Governance Committee and the Compensation Committee. The Manual also contains the Whistleblower Policy, Board Mandate, and Code of Business Ethics and Conduct.

The Board takes the following measures to provide continuing education for its directors to maintain the skill and knowledge necessary for them to meet their obligations as directors:

•	the Board Policy Manual is reviewed on an annual basis and a revised copy will be given annually to each director; and

•	there are technical presentations from time to time or as necessary at Board meetings, focusing on either a particular property or a summary of various properties. The “question and answer” portions of these presentations are a valuable learning resource for the non-technical directors.

Ethical Business Conduct

To comply with its legal mandate, the Board seeks to foster a culture of ethical conduct by striving to ensure the Corporation carries out its business in line with high business and moral standards and applicable legal and financial requirements. In that regard, the Board

•	has adopted a written Code of Business Conduct and Ethics for its directors, officers, employees and consultants. A copy of the Code has been filed on SEDAR and EDGAR (see “Additional Information” at the end of this Circular). Compliance with the Code is achieved as follows. Each director is responsible for ensuring that they individually comply with the terms of the Code, while the Board is responsible for ensuring that the directors, as a group, and all officers comply with the Code and the executive officers of the Corporation are responsible for ensuring compliance with the Code by employees. Since the beginning of the Corporation’s last financial year, it has not filed a Material Change Report relating to any conduct of a director or executive officer that constitutes a departure from the Code.

•	has established a Corporate Governance Committee, as described below under “Board Committees”, and adopted a Charter for the Committee;

•	has established a Whistleblower Policy which details complaint procedures for financial concerns.

•	has created a Disclosure Policy which details when directors, officers and employees should not engage in trading in the Corporation’s securities.

•	has adopted a Disclosure Policy to ensure fair, accurate and timely disclosure of material information regarding the Corporation and its business.

•	encourages management to consult with legal and financial advisors to ensure the Corporation is meeting those requirements.

•	is cognizant of the Corporation’s timely disclosure obligations and reviews material disclosure documents such as financial statements and the Management’s Discussion & Analysis (“MD&A”) prior to distribution.

•	relies on its Audit Committee to annually review the systems of internal financial control and discuss such matters with the Corporation’s external auditor.

•	actively monitors the Corporation’s compliance with the Board’s directives and ensures that all material transactions are thoroughly reviewed and authorized by the Board before being undertaken by management.

The Board must also comply with the conflict of interest provisions of the British Columbia Business Corporations Act, as well as the relevant securities regulatory instruments and stock exchange policies, to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Complaints

The Audit Committee has established a “Whistleblower Policy” which outlines procedures for the confidential, anonymous submission by employees regarding the Corporation’s accounting, auditing and financial reporting obligations, without fear of retaliation of any kind. If an applicable individual has any concerns about accounting, audit, internal controls or financial reporting matters which they consider to be questionable, incorrect, misleading or fraudulent, the applicable individual is urged to come forward with any such information, complaints or concerns, without regard to the position of the person or persons responsible for the subject matter of the relevant complaint or concern.

The applicable individual may report their concern in writing and forward it to the Chairman of the Audit Committee in a sealed envelope labelled “To be opened by the Chairman of the Audit Committee only.” Further, if the applicable individual wishes to discuss any matter with the Audit Committee, this request should be indicated in the submission. Any such envelopes received by the Corporation will be forwarded promptly and unopened to the Chairman of the Audit Committee.

Promptly following the receipt of any complaints submitted to it, the Audit Committee will investigate each complaint and take appropriate corrective actions.

The Audit Committee will retain as part of its records, any complaints or concerns for a period of no less than seven years. The Audit Committee will keep a written record of all such reports or inquiries and make quarterly reports on any ongoing investigation which will include steps taken to satisfactorily address each complaint.

The “Whistleblower Policy” is reviewed by the Audit Committee on an annual basis.

Nomination of Directors

To identify new candidates for nomination for election as directors, the Board considers the advice and input of the Corporate Governance Committee, the members of which are listed under “Particulars of Matters to be Acted Upon – 4. Election of Directors” and which is composed of majority independent directors, regarding:

•	the appropriate size of the Board,

•	the necessary competencies and skills of the Board as a whole and the competencies and skills of each director individually; and

•	the identification and recommendation of new individuals qualified to become new Board members. New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Corporation, the ability to devote the time required and a willingness to serve as directors.

Other Board Committees

In addition to the Audit Committee, described in the next section, the Board has established a Compensation Committee, and a Corporate Governance Committee. The details of the Corporation’s Audit Committee and related information are contained in the Corporation’s Annual Report on Form 20-F filed on EDGAR and filed on SEDAR as an alternative Annual Information Form.

See “Particulars of Matters to be Acted Upon - 4. Election of Directors” for the members of the committees. The functions of these committees are described below.

Compensation Committee: The Compensation Committee is responsible for the review of all compensation paid (including stock options granted under the Option Plan and Common Shares issued under the Stock Grant Program) by the Corporation to the Board, officers and employees of the Corporation and any subsidiaries, to report to the Board on the results of those reviews and to make recommendations to the Board for adjustments to such compensation.

Corporate Governance Committee: The Corporate Governance Committee is responsible for advising the Board of the appropriate corporate governance procedures that should be followed by the Corporation and the Board and monitoring whether they comply with such procedures.

Assessments

The Corporate Governance Committee evaluates the effectiveness of the Board and its committees. To facilitate this evaluation, each committee will conduct an annual assessment of its performance, consisting of a review of its Charter, the performance of the Committee as a whole and will submit a Committee Annual Report to the Corporate Governance Committee, including recommendations. In addition, the Board will conduct an annual review of its performance.

AUDIT COMMITTEE

National Instrument 52-110 Audit Committees (“NI 52-110”) of the Canadian securities administrators and Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended, require the Audit Committee of the Board to meet certain requirements. NI 52-110 also requires the Corporation to disclose certain information regarding the Audit Committee. That information has been disclosed in the Corporation’s Annual Report on Form 20-F for the last financial year which has been filed on SEDAR (as an alternative Annual Information Form) and EDGAR (see “Additional Information” at the end of this Circular).

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No individual who is or who at any time during the last financial year was a director or executive officer of the Corporation, a proposed nominee for election as a director of the Corporation or an associate of any such director, officer or proposed nominee is, or at any time since the beginning of the last completed financial year has been, indebted to the Corporation or any of its subsidiaries and no indebtedness of any such individual to another entity is, or has at any time since the beginning of such year been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS

The following table sets out, as at the end of the Corporation’s last completed financial year, information regarding outstanding options, warrants and rights (other than those granted pro rata to all Shareholders) granted by the Corporation under its equity compensation plans.

Equity Compensation Plan Information

Plan Category	Number of shares issuable upon exercise of outstanding options, warrants and rights (1)	Weighted average exercise price of outstanding options, warrants and rights	Number of shares remaining available for issuance under equity compensation plans (2)
Equity compensation plans approved by Shareholders	5,428,000	1.67	1,942,971
Equity compensation plans not approved by Shareholders	N/A	N/A	N/A
Total	5,428,000	!.67	1,942,971

(1)	Assuming outstanding options, warrants and rights are fully vested.

(2)	Excluding the number of Common Shares issuable upon exercise of outstanding options, warrants and rights shown in the first column.

INTEREST OF CERTAIN PERSONS
AND COMPANIES IN MATTERS TO BE ACTED UPON

The Corporation is not aware of any substantial or material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, of any director, nominee for election as a director, or executive officer, anyone who has held office as such since the beginning of the Corporation’s last financial year or any associate or affiliate of any of such person in any matter to be acted on at the Meeting (other than the election of directors) except for the current and future directors and executive officers of the Corporation, inasmuch as, in the following year, they may be granted options to purchase Common Shares pursuant to the Option Plan, ratification and approval of which will be sought at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed herein and the Corporation’s MD&A for the last financial year, a copy of which is filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov and which, upon request, the Corporation will promptly provide free of charge (see “Additional Information” below), there are no material interests, direct or indirect, of current directors, executive officers, any persons nominated for election as directors, or any Shareholder who beneficially owns, directly or indirectly, more than 10% of the outstanding Common Shares, or any known associates or affiliates of such persons, in any transaction within the last financial year or in any proposed transaction which has materially affected or would materially affect the Corporation.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Board, the only matters to be brought before the Meeting are those matters set forth in the accompanying Notice of Meeting.

1.	Report of Directors

The Board will provide a report on the events of its last financial year at the meeting. No approval or other action needs to be taken at the Meeting in respect of this matter.

2.	Financial Statements, Auditor’s Report and Management Discussion & Analysis

The Board has approved the financial statements of the Corporation, the auditor's report thereon, and the MD&A for the year ended December 31, 2015, all of which will be tabled at the Meeting. No approval or other action needs to be taken at the Meeting in respect of these documents.

3.	Set Number of Directors to be Elected

Shareholders of the Corporation will be asked to pass an ordinary resolution at the Meeting setting the number of directors to be elected.

At the Meeting, it will be proposed that five directors be elected to hold office until the next annual general meeting of Shareholders or until their successors are elected or appointed. Unless otherwise directed, it is the intention of the Management Designees, if named as Proxyholder, to vote in favour of the ordinary resolution setting the number of directors to be elected at five.

4.	Election of Directors

The Corporation currently has six directors and all of these directors are being nominated for re-election with the exception of George K.C. Lim who has chosen not to stand for re-election. The following table sets forth the name of each of the persons proposed to be nominated for election as a director, all positions and offices in the Corporation presently held by such nominee, the nominee's province or state and country of residence, principal occupation at the present and during the preceding five years (unless shown in a previous management information circular), the period during which the nominee has served as a director, and the number of Common Shares that the nominee has advised are beneficially owned by the nominee, directly or indirectly, or over which control or direction is exercised, as of the Record Date.

The Board recommends that Shareholders vote in favour of the following proposed nominees. Unless otherwise directed, it is the intention of the Management Designees, if named as Proxyholder, to vote for the election of the persons named in the following table to the Board. Management does not contemplate that any of such nominees will be unable to serve as directors. Each director elected will hold office until the next annual general meeting of Shareholders or until their successor is duly elected, unless their office is earlier vacated in accordance with the Corporation’s Articles or the provisions of the corporate law to which the Corporation is subject.

Name and Province or State and Country of Residence	Present Office and Date First Appointed a Director	Principal Occupation and Positions Held During the Past Five Years (unless previously disclosed)	Number of Common Shares (4)
Brian E. Bayley (1) (2) (3) British Columbia Canada	Director May 13, 1996	President of Earlston Management Corp., formerly Ionic Management Corp.(private management company) since 1996 Director and officer of several other public companies	186,375
David M. Cole Colorado United States of America	President, CEO and Director November 24, 2003	President and CEO of the Corporation	1,534,051
Brian K. Levet(1) (2) Western Australia Australia	Director March 18, 2011	Retired mining executive	Nil
Larry M. Okada(1) (2) (3) British Columbia Canada	Director June 11, 2013	Chief Financial Officer of Africo Resources Ltd. (TSX: ARL)	Nil
Michael D. Winn (3) California United States of America	Chairman of the Board May 23, 2012 Director November 24, 2003	President of Seabord Capital Corp. (private consulting company providing analysis of mining and energy companies) President of Seabord Services Corp. (a private company that provides management, administrative, and regulatory services to private and public mining companies)	818,908

(1)	Member of the Audit Committee. See the Corporation’s Annual Report on Form 20-F, filed on SEDAR as its alternative Annual

Information Form for particulars of the Audit Committee’s members, its charter and related matters.

(2)	Member of the Compensation Committee.

(3)	Member of the Corporate Governance Committee.

(4)

Number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised as at the Record Date. No director, together with the director’s associates and affiliates beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the Common Shares.

(5)

None of the proposed directors are to be elected under any arrangement or understanding between the proposed director and the Corporation or a third party (other than the directors and executive officers of the Corporation acting in that capacity).

Pursuant to the provisions of the Business Corporations Act (British Columbia) the Corporation is required to have an Audit Committee whose members are indicated above. The Corporation does not have an Executive Committee.

To the best of the Corporation’s knowledge, no proposed director:

(a)

is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days that was issued

(i)	while the proposed director was acting as a director, chief executive officer or chief financial officer of that company, or

(ii)	after the proposed director ceased to be a director, chief executive officer or chief financial officer of that company but resulted from an event that occurred while acting in such capacity;

(b)

is, as at the date of this Circular, or has been, within the 10 years before the date of this Circular, a director or executive officer of any company (including the Corporation) that while acting in that capacity or within a year of ceasing to act in that capacity, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(c)

has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold their assets;

(d)	has entered into, at any time, a settlement agreement with a securities regulatory authority; or

(e)	has been subject to, at any time, any penalties or sanctions imposed by

(i)	a court relating to securities legislation or a securities regulatory authority, or

(ii)	a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director,

other than Brian E. Bayley, who was a director of American Natural Energy Corp. (TSX-V listed) from June 15, 2001 to November 30, 2010 which was issued cease trading orders by the BCSC in July 2007, Autorité des marchés financiers de Québec in August 2007, Ontario Securities Commission in August, 2007, Alberta Securities Commission in November 2007 and Manitoba in March 2008 for failing to file financial statements and MD&A. The orders were rescinded on October 29, 2008 when it filed the financial statements and MD&A.

The above information has been furnished by the respective proposed directors individually.

5.	Appointment and Remuneration of an Auditor

Davidson & Company LLP, Chartered Professional Accountants, of Suite 1200, 609 Granville Street, Vancouver, British Columbia, is currently the Auditor of the Corporation. The Board recommends that Shareholders vote in favour of the re-election of the proposed auditor. Unless otherwise directed, it is the intention of the Management Designees to vote the Proxies in favour of an ordinary resolution reelecting Davidson & Company LLP, as the Auditor and authorizing the Board to approve the compensation of the Auditor.

6.	Ratification of Stock Option Plan

The Option Plan is described under “Statement of Executive Compensation – Stock Option Plan”.

The policies of the TSX-V require stock option plans which reserve for issuance up to 10% (instead of a fixed number) of a listed company’s shares be approved annually by its Shareholders. That approval is being sought at the Meeting by way of an ordinary resolution. The persons named in the accompanying Proxy intend to vote in favour of this proposed resolution.

Following approval of the Option Plan by the Shareholders, any options granted pursuant to the Option Plan will not require further Shareholder or Exchange approval unless the exercise price is reduced or the expiry date is extended for an option held by an insider of the Corporation.

The Board recommends that Shareholders vote in favour of the proposed resolution. Unless otherwise directed, it is the intention of the Management Designees, if named as Proxyholder, to vote in favour of the ordinary resolution approving the Option Plan.

OTHER BUSINESS

While there is no other business other than that business mentioned in the Notice of Meeting to be presented for action by the Shareholders at the Meeting, it is intended that the Proxies hereby solicited will be exercised upon any other matters and proposals that may properly come before the Meeting or any adjournment or adjournments thereof, in accordance with the discretion of the persons authorized to act thereunder.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is on SEDAR at www.sedar.com and on EDGAR at the SEC’s website at www.sec.gov. Financial information for the Corporation’s most recently completed financial year is provided in its comparative financial statements and MD&A are filed on SEDAR and on EDGAR. Shareholders may contact the Corporation at Suite 501, 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada by mail, telecopier (1-604-688-1157), telephone (1-604-688-6390; collect calls accepted) or e-mail (KCasswell@seabordservices.com) to request copies of the Corporation’s financial statements and MD&A.

DATED this 30th day of March, 2016

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) KIM CASSWELL
Corporate Secretary